Absolute Software Recognized as a Top Company of the Year in 2022 American Business Awards®
Winners will be presented their awards on June 11 in New York
VANCOUVER, British Columbia and SAN JOSE, Calif. – May 24, 2022 – Absolute Software™, a leader in self-healing endpoint and secure access solutions, was named the winner of a Bronze Stevie® Award in the Company of the Year, Computer Software category in The 20th Annual American Business Awards®.
The American Business Awards are the U.S.A.’s premier business awards program with more than 230 professionals worldwide participating in the judging process to select this year’s winners.
More than 3,700 nominations from organizations of all sizes and in virtually every industry were submitted this year for consideration in a wide range of categories, including Startup of the Year, Executive of the Year, Best New Product or Service of the Year, Marketing Campaign of the Year, Thought Leader of the Year, and App of the Year, among others. Absolute Software was nominated in the Company of the Year category for Computer Software, for large organizations.
“We are honored to be recognized by The American Business Awards as Company of the Year, especially at a time when reshaping the secure user experience for employees is so important,” said Christy Wyatt, President and CEO at Absolute. “We’re combining the best of what we do for resilient endpoints with resilient, self-healing network access - enabling employees to securely connect to the resources they need and remain productive no matter where they are, all while keeping company devices and data protected.”

“Congratulations, Absolute Software, on your significant success,” said a Stevie’s Award judge. “Very fascinating and interesting area of work at this time of virtual working model. Security is a very key parameter, and I really admire the success you’ve achieved over recent times.”
Details about The American Business Awards and the list of 2022 Stevie winners are available at www.StevieAwards.com/ABA.
About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is a leading provider of self-healing endpoint and secure access solutions, delivering truly resilient zero trust for today’s distributed workforces. Absolute is the only endpoint platform embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking and Endpoint Management in the Winter of 2022.

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About the Stevie Awards
Stevie Awards are conferred in eight programs: the Asia-Pacific Stevie Awards, the German Stevie Awards, the Middle East & North Africa Stevie Awards, The American Business Awards®, The International Business Awards®, the Stevie Awards for Women in Business, the Stevie Awards for Great Employers, and the Stevie Awards for Sales & Customer Service. Stevie Awards competitions receive more than 12,000 entries each year from organizations in more than 70 nations. Honoring organizations of all types and sizes and the people behind them, the Stevies recognize outstanding performances in the workplace worldwide. Learn more about the Stevie Awards at http://www.StevieAwards.com.

Sponsors of The 2022 American Business Awards include HCL America, John Hancock Financial Services, Melissa Sones Consulting, and SoftPro.
For more information, please contact:

Media Relations:
Becki Levine
press@absolute.com
858-524-9443
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